Exhibit 12

CENTERPOINT ENERGY HOUSTON ELECTRIC, LLC AND SUBSIDIARIES
(AN INDIRECT WHOLLY OWNED SUBSIDIARY OF CENTERPOINT ENERGY, INC.)

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
(Millions of Dollars)

	Three Months Ended March 31,
	2008 (1)	2009 (1)

Net Income	$26	$2
Income taxes	18	3
Capitalized interest	(2)	(1)
	42	4

Fixed charges, as defined:

Interest	60	72
Capitalized interest	2	1
Interest component of rentals charged to operating income	—	—
Total fixed charges	62	73

Earnings, as defined	$104	$77

Ratio of earnings to fixed charges	1.69	1.04

(1)
Excluded from the computation of fixed charges for the three months ended March 31, 2008 and 2009 is interest expense of $2 million and $1 million, respectively, which is included in income tax expense.